

Mail Stop 7010

February 25, 2009

Mr. Andrew N. Peterson
Vice President and CFO
Oil-Dri Corporation of America
410 North Michigan Avenue, Suite 400
Chicago, IL 60611-4213

> **RE:** **Form 10-K for the fiscal year ended July 31, 2008**
> **Form 10-Q for the period ended October 31, 2008**
> **Schedule 14A filed October 31, 2008**
> **File No. 1-12622**

Dear Mr. Peterson:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JULY 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2. Please correct your commission filing number on the cover of your filings to read 001-12622, which was assigned in conjunction with your filing of the Form 8-A registration statement on November 24, 1993.

3. We note that your website and some press releases refer to or use the terms such as "quality mineral reserves" in excess of 500 million tons. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

    Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Item 1 - Business, page 5

Reserves, page 8

4. We note you only disclose your proven reserves in this first section. Please provide disclosure of both your proven and probable reserves. Please note combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven and probable" only if proven and probable reserves cannot be readily segregated.

5. For the reserves that are disclosed for your property, please forward to our engineer, as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested may include, but is not limited to:
    • Property and geologic maps
    • Description of your sampling and assaying procedures
    • Drill-hole maps showing drill intercepts
    • Representative geologic cross-sections and drill logs
    • Description and examples of your cut-off calculation procedures
    • Cutoff grades used for each category of your reserves and resources
    • Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
    • A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses
- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. An executive summary, commonly found with most feasibility studies generally provides the necessary information for this part of the review.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Mining Operations, Page 9

6. Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3.

Item 1A - Risk Factors, page 11

7. In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Item 2 - Properties, page 18

8. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:
    - The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
- A description of any work completed on the property and its present condition.
- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
- A description of equipment, infrastructure, and other facilities.
- The current state of exploration of the property.
- The total costs incurred to date and all planned future costs.
- The source of power and water that can be utilized at the property.
- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

9. Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
- A north arrow.
- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
- A title of the map or drawing, and the date on which it was drawn.
- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Item 6 – Selected Financial Data, page 22

10. Please also present your basic earnings per common share as well as cash dividends declared per common share for each of the last five fiscal years. See Item 301 of Regulation S-K.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 28

11. Based on your disclosures here and on page 50, both your senior promissory notes and your revolving credit agreement contain covenants that require you to maintain a minimum fixed coverage ratio and a minimum consolidated net worth, among other restrictions. It also appears that your other classes of debt contain various covenants. If it is reasonably possible that either you will not be in compliance with any of your material debt covenants or that your available borrowings will be impacted, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Item 8 – Financial Statements and Supplementary Data, page 37

Consolidated Statements of Stockholders' Equity and Other Comprehensive Income, page 40

12. You have included the adoption of SFAS 158 in arriving at total comprehensive income for the year ended July 31, 2007. The transition provisions of SFAS 158 require you to record any previously unrecognized gains or losses, prior service costs or credits and transition assets or obligations as a direct adjustment to the ending balance of accumulated other comprehensive income and not as a component of comprehensive income for the year of adoption. Refer to paragraphs 16(a) and A7 of SFAS 158. Please revise your presentation in future filings accordingly. Please also ensure that you include a footnote that describes the revision and shows the previously reported and revised amounts.

Note 1 – Summary of Significant Accounting Policies, page 42

General

13. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of sales, please also revise your presentation to comply with SAB Topics 11:B and 7:D, which would include revising the cost of sales title and removing the gross profit subtotal throughout the filing.

Property, Plant and Equipment, page 44

14. The range of useful lives for your machinery and equipment of two to twenty years is very broad. Please breakout the machinery and equipment category into smaller components and please disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

Note 3 – Operating Segments, page 48

15. Please disclose the types of amounts included in the unallocated assets and corporate expenses line items for each period presented, and disclose why these amounts were not allocated to your reportable segments. See paragraphs 31 and 32 of SFAS 131. In addition, please discuss in your segment MD&A the business reasons for the changes between periods in the corporate expenses line item.

Item 9A – Controls and Procedures, page 66

16. You define disclosure controls and procedures as those controls and procedures that are "effective to provide reasonable assurance that information required to be disclosed in [your] Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that material information related to [you] and [your] consolidated subsidiaries is made known to management, including the CEO and CFO, during the period when [your] periodic reports are being prepared." This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required

disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2008

General

17. Please address the above comments in your interim filings as well, as applicable.

DEFINITIVE PROXY STATEMENT FILED OCTOBER 31, 2008

Proposals, page 6

1. Election of Directors, page 6

18. We note from your executive officer disclosure on page 20 that the chairman of your board Richard M. Jaffee is the father of your chief executive officer Daniel S. Jaffee and the father-in-law of your vice president Thomas F. Cofsky. Please provide the family relationship disclosure required by Item 401(d) of Regulation S-K for each person covered by the item, including, if applicable, the chairman of your board.

Compensation of Directors, page 15

19. Please disclose all of the material terms of the consulting agreement between you and Richard M. Jaffee. Please refer to Item 402(k)(3) of Regulation S-K.

Executive Compensation, page 21

Compensation Discussion and Analysis, page 21

Compensation Policy, page 21

20. We note the process by which you set base salaries and total cash compensation for your named executive officers targets particular percentiles based on surveys published by consulting firms. This process appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. If you engage in benchmarking, please identify the benchmark and, if applicable, its components, including component companies, which should be identified by name. Please see Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website (www.sec.gov).

Base Salary, page 22

21. We note that Mr. Peterson received a base salary increase that exceeded the range of increases received by your other named executive officers on both a percentage basis and an absolute basis. This suggests that the policies or decisions applicable to Mr. Peterson might be materially different from the policies or decisions applicable to your other named executive officers. Please address the reasons for any different treatment among your named executive officers in your compensation discussion and analysis disclosure.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief